Act: 1933
Section:
Rule: 144
Public
Availability: 2/18/2015


15005562

PE 2/12/2015 CF1t

NO ACT

February 18, 2015

Received SEC

FEB 18 2015

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mylan Inc. and New Moon B.V.
Incoming letter dated February 12, 2015

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Transaction will constitute a "succession" for the purposes of Rule 12g-3(a) under the Exchange Act and New Mylan will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- After consummation of the Transaction and before New Mylan files its first annual report on Form 10-K after the Transaction, it may use Form S-8 to register the securities covered by the New Mylan Plan and any new benefit plans, stock option plans or stock incentive plans of New Mylan.

- New Mylan may take into account Mylan's reporting history under the Exchange Act in determining its eligibility to use Form S-3. Mylan's reporting history under the Exchange Act may also be used in determining whether New Mylan "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- Mylan's Exchange Act reporting history may be taken into account when determining New Mylan's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- New Mylan may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

Our positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Michael J. Reedich
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

February 18, 2015

Mail Stop 4561

Bradley L. Wideman, Vice President
Associate General Counsel, Securities
And Assistant Secretary
100Mylan Boulevard
Canonsburg, Pennsylvania 15317

Re: Mylan Inc.
New Moon B.V.

Dear Mr. Wideman:

In regard to your letter of February 12, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel



Seeing
is believing

1000 Mylan Boulevard
Canonsburg, PA 15317 USA
Phone 724.514.1800
Fax 724.514.1870
Web mylan.com

February 12, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Mylan Inc. and New Moon B.V.

Dear Sir or Madam:

I am writing on behalf of Mylan Inc., a Pennsylvania corporation ("Mylan"), and New Moon B.V., a private limited liability company (*besloten vennootschap met beperkte aansprakelijkheid*) organized and existing under the laws of the Netherlands ("New Mylan"), to request advice of the staff of the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to a number of succession-related matters under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The matters relate to the proposed transaction (the "Transaction") in which Mylan and the non-U.S. developed markets specialty and branded generics business (the "Business") of Abbott Laboratories ("Abbott") will become held by New Mylan, a new holding company organized in the Netherlands that will be converted into a public limited liability company (*naamloze vennootschap*) and renamed Mylan N.V. at or prior to the completion of the Transaction.

Background Information

1. Mylan

Mylan is a publicly held Pennsylvania corporation and a leading global pharmaceutical company. Mylan, through its subsidiaries, develops, licenses, manufactures, markets and distributes generic, branded generic and specialty pharmaceuticals. In addition to organic growth, Mylan evaluates and, where appropriate, executes on acquisitions as a strategic part of its future growth. Mylan prioritizes opportunities that complement and further diversify its platform, whether such opportunities are effected through asset or stock purchases, joint ventures, licenses, or acquisitions of other companies.

The shares of Mylan common stock, par value $0.50 per share ("Mylan common stock"), are registered under Section 12(b) of the Exchange Act and are listed on

NASDAQ under the symbol "MYL". The authorized capital stock of Mylan consists of (i) 1,500,000,000 shares of Mylan common stock and (ii) 5,000,000 shares of Mylan preferred stock, par value $0.50 per share ("Mylan preferred stock"). As of September 30, 2014, 545,732,255 shares of Mylan common stock were issued, of which 171,571,414 shares were held by Mylan as treasury shares. As of September 30, 2014, no shares of Mylan preferred stock were outstanding.

Mylan is a large accelerated filer under Exchange Act Rule 12b-2. Mylan common stock and other employee benefit plan interests of Mylan are registered on Forms S-8 for distribution pursuant to Mylan's Amended and Restated 2003 Long-Term Incentive Plan (the "Mylan Incentive Plan"). Under the Mylan Incentive Plan, 55,300,000 shares of Mylan common stock are reserved for issuance to key employees, consultants, independent contractors and non-employee directors of Mylan through a variety of incentive awards, including: stock options, stock appreciation rights, restricted shares and units, performance awards, and other stock-based awards. As of September 30, 2014, 20,868,419 shares of Mylan common stock were subject to outstanding awards, whether or not vested, under the Mylan Incentive Plan. Mylan currently maintains two effective registration statements on Form S-8 (Registration Statement Nos. 333-186933 and 333-111076) pertaining to the Mylan Incentive Plan.

As of September 30, 2014, Mylan had approximately $7.7 billion in outstanding long-term debt securities issued under various series of notes (collectively, the "Mylan Debt").[1] None of the Mylan Debt was registered or required to be registered pursuant to Section 12 of the Exchange Act.

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[1] Specifically, as of September 30, 2014, Mylan had outstanding the following debt securities: $499.2 million of 1.800% senior notes due 2016 (the "1.800% 2016 Notes"); $499.8 million of 1.350% senior notes due 2016 (the "1.350% 2016 Notes"); $649.0 million of 2.600% senior notes due 2018 (the "2.600% 2018 Notes"); $808.6 million of 6.000% senior notes due 2018 (the "6.000% 2018 Notes"); $499.0 million of 2.550% senior notes due 2019 (the "2019 Notes"); $1,010.9 million of 7.875% senior notes due 2020 (the "2020 Notes"); $761.9 million of 3.125% senior notes due 2023 (the "3.125% 2023 Notes"); $498.2 million of 4.200% senior notes due 2023 (the "4.200% 2023 Notes"); $496.9 million of 5.400% senior notes due 2043 (the "2043 Notes"); and $574.0 million (net debt carrying cost of $1,933.4 million) of cash convertible notes due 2015 (the "Cash Convertible Notes"). The 1.800% 2016 Notes and the 2.600% 2018 Notes were initially sold in a private offering exempt from the registration requirements of the Securities Act to qualified institutional buyers in accordance with Rule 144A and to persons outside of the United States pursuant to Regulation S under the Securities Act and were subsequently exchanged for registered 1.800% 2016 Notes and 2.600% 2018 Notes, respectively, in an exchange offer pursuant to a registration statement on Form S-4 (Registration Statement No. 333-193062). The 1.350% 2016 Notes, the 2019 Notes, the 4.200% 2023 Notes and the 2043 Notes were issued in offerings made pursuant to Mylan's effective registration statement on Form S-3 (Registration Statement No. 333-189297) and, collectively with the 1.800% 2016 Notes and the 2.600% 2018 Notes, are referred to herein as the "Mylan Public Debt". The 6.000% 2018 Notes, the 2020 Notes and the 3.125% 2023 Notes were issued in private offerings exempt from the registration requirements of the Securities Act to qualified institutional buyers in accordance with Rule 144A and to persons outside of the United States pursuant to Regulation S under the Securities Act. On November 17, 2014, Mylan redeemed all of the outstanding 6.000% 2018 Notes. The Cash Convertible Notes were issued in a private offering exempt from the registration requirements of the Securities Act to qualified institutional buyers in accordance with Rule 144A under the Securities Act. Following completion of the Transaction, the conversion price of the Cash Convertible Notes will be based upon the price of New Mylan ordinary shares rather than the price of Mylan common stock.

Mylan's reporting obligations under Section 15(d) of the Exchange Act with respect to the Mylan Public Debt have been suspended due to the registration of the shares of Mylan common stock under Section 12 of the Exchange Act. When Mylan terminates such Section 12 registration, its reporting obligations under Section 15(d) of the Exchange Act will be revived. The shares of Mylan common stock and the Mylan Public Debt constitute the only classes of securities with respect to which Mylan has a reporting obligation under the Exchange Act. Mylan has been a reporting company under the Exchange Act for over 40 years, is current in all of its reporting obligations thereunder and is a well-known seasoned issuer as defined by Rule 405 under the Securities Act.

Mylan and New Mylan represent that, upon completion of the Transaction, Mylan intends to (i) cause NASDAQ to file a Form 25 with the Commission to deregister the shares of Mylan common stock under Section 12 of the Exchange Act and (ii) file a Form 15 with the Commission to immediately suspend its reporting obligations under Section 15(d) and 12(g) of the Exchange Act with respect to the shares of Mylan common stock. Mylan and New Mylan further represent that Mylan will comply with its reporting obligations under the Exchange Act with respect to Mylan's common stock until the filing of such Form 15. After the closing of the Transaction, New Mylan, for the reasons discussed below and subject to confirmation by the Staff, will be considered a successor to Mylan under Rule 12(g)-3(a) of the Exchange Act. New Mylan's ordinary shares will be listed on NASDAQ under the ticker symbol "MYL" and therefore will be registered under Section 12(b) of the Exchange Act. Accordingly, New Mylan will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

The indentures governing the Mylan Public Debt have each been qualified under the Trust Indenture Act of 1939, as amended. No Mylan Debt is or will be listed on any securities exchange and no series of Mylan Debt is currently guaranteed. The indentures governing the Mylan Debt do not require New Mylan to assume Mylan's obligations under the indentures or with respect to any of the Mylan Debt, and do not require any supplemental indenture in connection with the consummation of the Transaction.

Mylan and New Mylan anticipate that, following the Transaction, (i) New Mylan will become a guarantor of each series of outstanding Mylan Debt and (ii) following consent solicitations, which Mylan and New Mylan intend to seek prior to March 31, 2015, no Mylan Debt nor documents related thereto will require Mylan to submit, provide, or file reports under the Exchange Act with the Commission (or the indentures' trustee) with respect to any series of the Mylan Debt. The anticipated consent solicitations will ask holders of each series of Mylan Debt to amend the reporting covenants in each related indenture so that, following the consummation of the Transaction, reports submitted, provided, or filed with the SEC by New Mylan will satisfy Mylan's obligations to provide reports to the holders pursuant to such reporting covenants. Following the actions and events described in the prior two sentences, Mylan intends to avail itself of the exemption provided by Rule 12h-5 under the Exchange Act, exempting Mylan from the requirements of Section 13(a) and 15(d) of the Exchange Act with respect to each series of Mylan Public Debt. Accordingly, Mylan and New Mylan intend to comply with the applicable requirements of Rule 3-10 under Regulation S-X, including the requirement that New Mylan's annual and quarterly reports contain the condensed consolidating financial information required by Rule 3-10(c). As a result, Mylan and New Mylan anticipate that, beginning with the quarter ended March 31, 2015, Mylan will be exempt from its Exchange Act reporting obligations and Rule 3-10 of Regulation S-X will apply to the consolidated financial statements of New Mylan.

2. The Business

The Business constitutes the developed markets specialty and branded generics pharmaceuticals business of Abbott, which is a global healthcare company. The Business operates in Canada, Japan, Australia, New Zealand, and Europe; Abbott is retaining its specialty and branded generics pharmaceuticals businesses in countries outside of these territories. The Business includes manufacturing facilities in France and Japan, while Abbott is retaining all its other manufacturing facilities, including facilities in Canada, Germany, and the Netherlands. The Business's product line includes a variety of specialty and branded generic pharmaceuticals that cover a broad spectrum of therapeutic categories in an extensive array of dosage forms and delivery systems. It is not reported as a separate financial reporting segment by Abbott.

3. New Mylan

New Mylan is a private limited liability company (*besloten vennootschap met beperkte aansprakelijkheid*) organized and existing under the laws of the Netherlands, with its corporate seat (*statutaire zetel*) in Amsterdam, Netherlands. New Mylan was formed on July 7, 2014 for the purpose of holding the Business and Mylan following consummation of the Transaction. To date, New Mylan has not conducted any activities other than those incidental to its formation, the execution and performance of the Business Transfer Agreement (defined below), the Transaction, and filings required to be made under applicable laws, including the U.S. securities laws, the laws of the Netherlands, the laws of the United Kingdom, and antitrust and competition laws in connection with the Transaction. At or prior to the consummation of the Transaction, New Mylan will be converted into a public limited liability company (*naamloze vennootschap*) and renamed "Mylan N.V.". Following the Merger (as defined below), Mylan will be an indirect wholly-owned subsidiary of New Mylan. As of the date of this letter, New Mylan has one ordinary share issued and outstanding with a nominal value of €1.00, held indirectly by Mylan. In connection with the consummation of the Transaction, the nominal value per New Mylan ordinary share will be reduced to €0.01.

4. Transaction Overview

On November 4, 2014, Mylan entered into the Amended and Restated Business Transfer Agreement and Plan of Merger (the "Business Transfer Agreement") with New Mylan, Moon of PA Inc., a wholly-owned subsidiary of New Mylan ("Merger Sub"), and Abbott. To facilitate the Transaction, the Business is being carved out of Abbott. Currently, the Business operates as a business of Abbott with its principal assets held by various subsidiaries of Abbott. Pursuant to the Business Transfer Agreement, Mylan and Abbott agreed on a master reorganization plan that sets forth the steps required for the reorganization of the Business. Prior to the closing of the Transaction, in accordance with the terms of the Business Transfer Agreement and the reorganization plan, Abbott will transfer the assets, liabilities and employees of the Business to certain Abbott subsidiaries and any non-Business assets, liabilities and employees out of certain other Abbott subsidiaries (such Abbott subsidiaries holding the Business following these transfers referred to as the "Transferred Companies"). At the closing of the Transaction, the shares of the Transferred Companies and certain intellectual property assets will be transferred to New Mylan (the "Business Transfer"). As consideration for the Business Transfer, certain subsidiaries of Abbott will receive 110,000,000 New Mylan ordinary shares, representing approximately 22% of the outstanding New Mylan ordinary shares immediately following the consummation of the Transaction. Mylan will be the acquiror in the Transaction for accounting purposes.

Following the Business Transfer, Merger Sub will merge with and into Mylan, with Mylan surviving as a wholly-owned indirect subsidiary of New Mylan (the "Merger"). At the effective time of the Merger, (i) each then outstanding share of Mylan common stock will be cancelled and automatically converted into and become the right to receive one New Mylan ordinary share; (ii) each then outstanding Mylan stock option, stock appreciation right, restricted stock unit and performance-based restricted stock unit granted prior to December 21, 2012 (the effective date of Mylan's change from single-trigger to double-trigger vesting upon a "change in control") will become fully vested, with such stock options and stock appreciation rights becoming exercisable into New Mylan ordinary shares and restricted stock units and performance-based restricted stock units being settled in New Mylan ordinary shares; and (iii) each then outstanding Mylan stock option, stock appreciation right, restricted stock unit and performance-based restricted stock unit granted on or after December 21, 2012 (the effective date of Mylan's change from single-trigger to double-trigger vesting upon a "change in control") will be converted into a stock option, stock appreciation right, restricted stock unit or performance-based restricted stock unit, as applicable, denominated in New Mylan ordinary shares, which award will be subject to the same number of New Mylan ordinary shares and the same terms and conditions (including vesting and other lapse restrictions) as were applicable to the Mylan equity-based award in respect of which it was issued immediately prior to the effective time of the Merger. The exchange of shares of Mylan common stock for New Mylan ordinary shares will be a taxable transaction for Mylan shareholders. The former Mylan shareholders will own approximately 78% of the outstanding New Mylan ordinary shares immediately following the consummation of the Transaction. The New Mylan ordinary shares will be listed on NASDAQ under Mylan's current symbol, "MYL".

The diagrams attached as Exhibit A illustrate in simplified terms the structure of New Mylan, Mylan, and the Business prior to the consummation of the Transaction and the structure of New Mylan following the consummation of the Transaction.

Information to be Available Concerning the Transaction, New Mylan, Mylan, and the Business

As a result of the legal form of the Transaction, (a) New Mylan filed a Registration Statement on Form S-4 with the Commission (the "Registration Statement"), including therein as a prospectus a proxy statement of Mylan (the "Proxy Statement"). The Registration Statement was declared effective by the Commission on December 23, 2014, and, on December 24, 2014, Mylan filed the definitive Proxy Statement included in the Registration Statement with the Commission with respect to the solicitation of proxies from Mylan shareholders for the approval of the Business Transfer Agreement.

The Registration Statement contains or, in the case of Mylan, incorporates by reference, extensive and detailed descriptions of the businesses of Mylan and the Business, a detailed description of the Transaction, historical financial statements and information for Mylan and the Business (including selected financial data, management's discussion and analysis and audited financial statements for each year in the three-year period ended December 31, 2013 for each of Mylan and the Business, along with unaudited interim financial statements for nine months ended September 30, 2014 for each of Mylan and the Business), pro forma financial information for New Mylan, a copy and description of the opinion of Mylan's financial advisor, information with respect to the directors and executive officers of New Mylan and their compensation, a detailed description of the New Mylan ordinary shares along with a detailed comparison of the rights of holders of Mylan common stock as compared to the rights of holders of New Mylan ordinary shares, and risk factors related to the Transaction, New Mylan, Mylan, and the Business, among other information.

The information that will be available concerning Mylan, the Business, the Transaction, and New Mylan is at least as extensive as the information that would be available to Mylan's shareholders if Mylan were to acquire the Business directly and file a proxy statement on Schedule 14A.

New Mylan will also file a Form 8-K reporting the consummation of the Transaction no later than four business days following the closing of the Transaction, including therein the disclosures and information required by Item 2.01 of Form 8-K, the financial statements and pro forma information required by Item 9.01 of Form 8-K (within 71 days after the filing of the initial Form 8-K reporting the closing of the Transaction, in accordance with the requirements of Item 9.01) and, to the extent applicable, disclosures required by the other items of Form 8-K. Immediately following the consummation of the Transaction, although New Mylan will be incorporated in the Netherlands, New Mylan will be obligated to file reports under the Exchange Act and will not be a foreign private issuer.

Explanation of Transaction Structure

The Transaction is structured in substantially similar fashion to the holding company reorganization and acquisition (the "Holdco Structure") outlined in the *GrafTech Int'l Ltd. (available November 4, 2010)* and *World Access, Inc. (available October 28, 1998)* no-action letters. In the HoldCo Structure, the predecessor company organizes a wholly-owned subsidiary (the "HoldCo"), which in turn organizes a merger subsidiary to merge with and into the predecessor company, resulting in the HoldCo becoming the parent company of the predecessor company at the effective time of the transaction. In addition, in the HoldCo Structure, the HoldCo acquires another business or businesses at the effective time of the transaction. Similar to the HoldCo Structure, Mylan formed an indirect, wholly-owned subsidiary, New Mylan, and caused New Mylan to form a wholly-owned merger subsidiary for the purpose of merging with and into Mylan at the effective time of the Transaction. In addition, at the closing of the Transaction, the Business will be acquired by means of a purchase by New Mylan of the shares of the Transferred Companies and certain intellectual property assets in exchange for New Mylan ordinary shares. As a result, New Mylan, which was previously wholly-owned by Mylan, will own both Mylan and the Business upon consummation of the Transaction, with the former Mylan shareholders owning approximately 78% of New Mylan and Abbott's affiliates owning approximately 22%. As detailed in the Registration Statement and below, Mylan believes that the structure of the Transaction provides Mylan with important and valuable strategic benefits.

Mylan also could have chosen to effect the Transaction by simply entering into an asset purchase agreement providing for the acquisition of the Business by Mylan, with Abbott's affiliates receiving the same percentage ownership interest in Mylan that they would hold in New Mylan under the Transaction as structured. In that situation, there would be no actual "succession" under Rule 12g-3(a), since the shares of Mylan common stock would remain registered under the Exchange Act, Mylan would retain its reporting history for all purposes, and Mylan would remain eligible to use Form S- 3. Although this structure could accomplish the Transaction and does not raise any succession issues under the Securities Act and Exchange Act, it would not provide certain of the important and valuable strategic benefits of the Transaction as structured. The business operated by New Mylan following the Transaction, however, would be identical to the business that would be operated by Mylan if it chose to effect the Transaction through the more typical asset purchase structure described in this paragraph. In addition, in both scenarios, Mylan would be the acquiror for accounting purposes.

Effect on Business and Structure of Company

The Transaction will strengthen Mylan's business and financial profile by diversifying revenue streams and enhancing its cash flows; however, New Mylan's business will remain focused in the pharmaceutical industry, with specific focus on the generic, branded generic and specialty segments. Accordingly, while the Transaction will expand the size and geographic footprint of the business currently conducted by Mylan, the Transaction will not fundamentally alter the nature of or material risks attendant to the business currently conducted by Mylan. Moreover, because Mylan and the Business are both engaged in the branded generic and specialty pharmaceutical business, Mylan believes that the risks of investing in New Mylan ordinary shares will not differ materially from the risks of investing in Mylan common stock other than the risks associated with the Transaction and certain other risks specified in the Registration Statement, including, among other things, the ability to achieve the intended benefits of the Transaction, the tax treatment of New Mylan, certain risks related to the fact that New Mylan will be organized in the Netherlands and certain risks related to the ownership of New Mylan ordinary shares by Abbott's affiliates after the closing of the Transaction.

Immediately following the Transaction, Mylan's business will continue to comprise the substantial portion of New Mylan's business. The following table summarizes certain unaudited pro forma financial information set forth in the Registration Statement and is provided solely to demonstrate the approximate allocation of New Mylan's total revenues, earnings from operations and total assets.

	Mylan Historical	Pro Forma	Mylan Percentage of Pro Forma New Mylan
(USD in millions)			
Total Revenues [(1)]	$ 5,636.9	$ 7,097.9	79.4%
Earnings from Operations [(1)]	960.1	883.4	108.7%
Total Assets [(2)]	15,174.1	22,840.8	66.4%

(1) For the nine months ended September 30, 2014
(2) As of September 30, 2014

With respect to management structure, the executive officers and directors of New Mylan will be the same as the current executive officers and directors of Mylan. In this regard, upon completion of the Transaction, the directors of Mylan immediately prior to the Transaction will become the directors of New Mylan. In addition, Mylan's senior management will constitute the senior management of New Mylan upon the completion of the Transaction. In short, New Mylan will have the same directors and executive officers and the same NASDAQ trading symbol as Mylan has today, and its business will remain substantially similar. Mylan's public disclosures regarding the Transaction to date have been consistent with the substantive effect of the Transaction described herein. For example, its press release dated July 14, 2014, announcing the transaction was entitled "Mylan to Acquire Abbott's Non-U.S. Developed Markets Specialty and Branded Generics Business in an All-Stock Transaction" and its investor presentation dated the same date describes the Transaction as the "Mylan Acquisition of Abbott's Non-U.S. Developed Markets Specialty and Branded Generics Business".

New Mylan will be a Dutch entity with organizational documents that differ in certain respects from those of Mylan and there will be differences between the rights of holders of shares of Mylan common stock and the rights of holders of New Mylan ordinary shares following the Transaction, but those are corporate law matters that should not affect New Mylan's status as an SEC registrant and a public company with its shares listed in the United States. Detailed disclosure is included in the Registration Statement with respect to differences between the rights of holders of shares of Mylan common stock and New Mylan ordinary shares, including a detailed comparison of Pennsylvania corporate law and Dutch company law and the respective organizational documents of Mylan and New Mylan.

Employee Benefit Matters

At the effective time of the Merger, (i) each then outstanding Mylan stock option, stock appreciation right, restricted stock unit and performance-based restricted stock unit granted prior to December 21, 2012 (the effective date of Mylan's change from single-trigger to double-trigger vesting upon a "change in control") will become fully vested, with such stock options and stock appreciation rights becoming exercisable into

New Mylan ordinary shares and restricted stock units and performance-based restricted stock units being settled in New Mylan ordinary shares and (ii) each then outstanding Mylan stock option, stock appreciation right, restricted stock unit and performance-based restricted stock unit granted on or after December 21, 2012 (the effective date of Mylan's change from single-trigger to double-trigger vesting upon a "change in control") will be converted into a stock option, stock appreciation right, restricted stock unit or performance-based restricted stock unit, as applicable, denominated in New Mylan ordinary shares, which award will be subject to the same number of New Mylan ordinary shares and the same terms and conditions (including vesting and other lapse restrictions) as were applicable to the Mylan equity-based award in respect of which it was issued immediately prior to the effective time of the Merger.

The Mylan Incentive Plan will be assumed by New Mylan as of the effective time of the Merger.

Mylan and New Mylan will take the actions necessary to effectuate the conversion of such Mylan equity-based awards to New Mylan equity-based awards and the assumption of the Mylan Incentive Plan by New Mylan, including, if necessary, the adoption of amendments to the Mylan Incentive Plan necessary to reflect the assumption of the Mylan Incentive Plan and the extension of such plan to employees of New Mylan and its subsidiaries. The plan under which such options, rights, and benefits with respect to New Mylan ordinary shares will be administered after such assumption is referred to herein as the "New Mylan Plan". Mylan will file post-effective amendments to its registration statements on Form S-8 in order to deregister any securities remaining on those registration statements either at or shortly after the closing of the Transaction and simultaneous with the filing of the new registration statement on Form S-8 by New Mylan.

Summary of Request for Relief

We respectfully request that the Staff concur with the following conclusions, each of which is discussed more fully under the heading "Discussion and Analysis" below.

(a) Rules 12g-3(a) and 12b-2. The Merger constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and the New Mylan ordinary shares will be deemed registered under Section 12(b) of the Exchange Act upon consummation of the Merger, and that New Mylan, as successor to Mylan, will be deemed a large accelerated filer for purposes of Exchange Act Rule 12b-2.

(b) Availability of Forms S-8 and S-3 and Ability to Incorporate by Reference into Form S-4. New Mylan may, prior to the filing of its initial Annual Report on Form 10-K, use Form S-8 to register the securities covered by the New Mylan Plan and any new benefit plans, stock purchase plans or stock incentive plans of New Mylan.

In addition, upon completion of the Transaction, New Mylan may include Mylan's reporting history and status prior to the Merger in determining whether New

Mylan meets the eligibility requirements for the use of Form S-3 and the ability to incorporate by reference into Form S-4.

(c) Availability of Rule 144. New Mylan, upon consummation of the Merger, may include Mylan's reporting history and status in determining whether New Mylan meets the current public information requirements in Rule 144(c)(1).

(d) Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b). In accordance with Rule 174(b) under the Securities Act, New Mylan need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

Discussion and Analysis

(a) Rules 12g-3(a) and 12b-2

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a "succession" by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) of the Exchange Act, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising an ongoing business. In the Merger, although New Mylan would be acquiring assets of an ongoing business, it would be doing so indirectly, with Mylan continuing as a wholly-owned indirect subsidiary of New Mylan. However, the structure of the Transaction should not prevent New Mylan from being deemed to have made a "direct acquisition" of the business of Mylan and thus to be the successor to Mylan under Rule 12g-3(a).

Indeed, the Staff has taken similar positions with respect to transactions in which the assets "directly acquired" remain in a subsidiary of the successor company rather than proceeding to direct ownership by the successor, including in various holding company reorganization structures. *See, e.g., Endo Health Solutions Inc. (available February 28, 2014), Perrigo Co. (December 17, 2013), Actavis, Inc. (available September 30, 2013), Starburst II, Inc. and Sprint Nextel Corp. (available July 3, 2013), Eaton Corp. (available November 8, 2012), Jazz Pharmaceuticals, Inc. (available January 12, 2012), GrafTech Int'l. Ltd., supra, Pediatrix Medical Group Inc. (available November 22, 2008), Dollar Tree Stores, Inc. (available February 20, 2008), Roper Industries, Inc. (available July 19, 2007), Hecla Mining Co. (available October 31, 2006) and World Access, Inc., supra.* These various holding company reorganization structures include the structures detailed in the *GrafTech Int'l. Ltd.* and *World Access, Inc.* no-action letters that, in each case, involved a holding company reorganization and the acquisition of a private company or companies thereafter, which structure, as indicated above, is substantially similar to the structure of the Transaction. Given that the structure of the Transaction is substantially similar to structures in which the Staff has previously granted relief under Rule 12g-3(a), we believe that, if the Merger is consummated, New Mylan should be deemed the successor to Mylan given the fact that the Transaction will not fundamentally alter the nature of the business currently conducted by Mylan and the detailed information that is and will be available regarding the Transaction, Mylan, and the Business.

Additionally, eligibility for relief under Rule 12g-3(a) should not be impacted by the fact that the Business is not a public company whose equity securities are registered under the Exchange Act. As described above, Mylan could have chosen to effect the Transaction by a more typical acquisition structure, such as an asset purchase, which would not have raised any issues regarding "successor" registration. This alternative structure would have resulted in a consolidated business identical to the business that will be operated by New Mylan following the Transaction, but would not have provided the additional important and valuable strategic benefits of the Transaction as structured. To deny relief under Rule 12g-3(a) would penalize Mylan for structuring the Transaction in a manner that it believes is in the best interests of Mylan. Moreover, the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of Exchange Act protection to the security holders of the predecessor" (see Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), and to deny the application of Rule 12g-3(a) to the issuance of New Mylan ordinary shares in the Transaction would have the effect of creating such a gap in the Exchange Act protections for Mylan shareholders, solely because Mylan chose to structure the Transaction in a manner that it believes is in the best interests of Mylan.

We note that the staff has granted relief under 12g-3(a) in similar transactions where holding company securities were issued to holders of securities that were not registered under the Exchange Act, including in the holding company structure described in the *GrafTech Int'l. Ltd* no-action letter, where holding company securities were issued to the shareholders of a private company, and in the holding company structure described in the *Endo Health Solutions Inc.* no-action letter, where holding company securities were issued to the shareholders of a public foreign company, whose securities were not registered under the Exchange Act. Although the proposed Transaction contemplates the acquisition of a carve-out business of a public company, it is substantially similar to the transactions described above, and the fact that the Business does not have securities registered under the Exchange Act should not prevent New Mylan from being deemed a successor to Mylan under 12g-3(a), particularly given the detailed information that is and will continue to be available regarding the Business.

Finally, the express wording of Rule 12g-3(a)(2) provides that such deemed registration would not occur if the class of securities issued would be held of record by less than 300 persons. In this regard, we note that as of February 8, 2015, Mylan had approximately 4,592 shareholders of record and New Mylan will, after the completion of the Transaction, have a like number of shareholders of record.

As noted above, Mylan is a large accelerated filer under Exchange Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Exchange Act Rule 12b-2. *See, e.g., Endo Health Solutions Inc., supra, Perrigo Co., supra, Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, Eaton Corp., supra, Jazz*

Pharmaceuticals, Inc., supra, Willbros Group, Inc. (available February 27, 2009), Galileo Holding Corp, supra., and Roper Industries, Inc., supra.

For the reasons set forth above and given the purpose behind Rule 12g-3, I respectfully request that the Staff concur with my opinion as counsel that, upon consummation of the Merger, the New Mylan ordinary shares should be deemed registered under Exchange Act Section 12(b) by virtue of the operation of Rule 12g-3(a). I further request that the Staff concur with my opinion as counsel that New Mylan, as successor to Mylan, will succeed to Mylan's filer status for purposes of Exchange Act Rule 12b-2 and will therefore be deemed a large accelerated filer under Exchange Act Rule 12b-2.

(b) Availability of Forms S-8 and S-3 and Ability to Incorporate by Reference into Form S-4

(i). Availability of Form S-8

New Mylan intends to file registration statements on Form S-8 to register the securities covered by the New Mylan Plan. In order for the New Mylan Plan to be operational upon completion of the Transaction, and therefore to operate for the benefit of the current and former directors, employees, consultants and other participants of the New Mylan Plan without interruption, New Mylan, subject to the SEC staff's requested concurrence, intends such registration statements to be filed and become effective prior to or upon completion of the Transaction and prior to the filing by New Mylan of its initial Annual Report on Form 10-K.

As stated above, shares of Mylan common stock and other employee benefit plan interests in Mylan are registered on Form S-8 for distribution pursuant to the Mylan Incentive Plan. Effective upon the consummation of the Transaction, all options, rights and benefits granted under the Mylan Incentive Plan will become options, rights, and benefits with respect to New Mylan ordinary shares and other employee benefit plan interests in New Mylan and the Mylan Incentive Plan will be assumed as the New Mylan Plan, as described above.

The Staff has previously taken the position that a successor issuer may fulfill its registration requirements with respect to employee stock option, restricted stock and similar benefit plans by filing a registration statement with respect thereto prior to or following completion of the succession transaction. *See, e.g., Endo Health Solutions Inc., supra, Perrigo Co., supra, Actavis, Inc., supra, Eaton Corp., supra, ConocoPhillips (available August 23, 2002), Kerr-McGee Corporation (available July 31, 2001), AOL Time Warner Inc. (available November 15, 2000), NSTAR (available July 29, 1999), Texas Utilities Company (available June 4, 1997) and Time Warner Inc. (available October 10, 1996).*

In particular, the Staff has taken the position that a successor issuer may register securities issuable pursuant to employee benefit plans on Form S-8, as appropriate, if (a) the opportunity to participate in the plans subject to Form S-8 registration statements will be offered only to existing employees (as defined in the letters cited below) of the two businesses involved in a transaction and (b) no securities will be sold or issued pursuant to such registration statements until the effective time of such transaction. *See, e.g., Endo Health Solutions Inc., supra, Perrigo Co., supra, Actavis, Inc., supra, Eaton Corp., supra, ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company, supra, and Time Warner Inc., supra.*

Accordingly, New Mylan will limit the opportunity to participate in the New Mylan Plan subject to a Form S-8 registration statement to existing employees of Mylan and its subsidiaries, certain qualified former employees of Mylan and its subsidiaries and employees of Abbott who transfer to New Mylan or its subsidiaries in the Transaction. Such persons fall within the General Instruction A.1(a) definition of employees.[2] Finally, New Mylan will not issue or sell any securities pursuant to any New Mylan Plan under Form S-8 registration statements prior to the completion of the Transaction.

In view of the foregoing, including the limitations described above, I request that the Staff concur in my opinion as counsel that New Mylan may file registration statements on Form S-8 to register the securities covered by the New Mylan Plan and any new benefit plans, stock option plans or stock incentive plans of New Mylan and allow them to become effective prior to or upon the completion of the Transaction. The Staff has taken this position in other cases involving similarly structured transactions. *See, e.g., Endo Health Solutions Inc., supra, Perrigo Co., supra, Actavis, Inc., supra, Eaton Corp., supra, ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company, supra, and Time Warner Inc., supra.*

(ii) <u>Availability of Form S-3 and Ability to Incorporate by Reference into Form S-4</u>

General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A.1, 2, 3, and 5 to Form S-3 if (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor, or (b) all predecessors met the conditions at the time of

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[2] General Instruction A.I(a) to Form S-8. Former employees of Mylan and its subsidiaries who are continuing participants in the Mylan Incentive Plan, such as retired or disabled employees who have post-termination rights to exercise stock options or other awards under the Mylan Incentive Plan for up to the remainder of the original term of the awards, will be afforded the same opportunity under the New Mylan Plan to exercise employee stock options or other awards as is permitted under the terms of the Mylan Incentive Plan. Pursuant to General Instruction A.1(a)(3), such persons are within the Form S-8 definition of employees, and references herein to "employees" include these persons. In addition, pursuant to General Instruction A.1(a)(1), the definition of employee includes directors, officers and consultants, and references herein to "employees" include these persons.

succession and the registrant has continued to do so since the succession. Mylan currently meets the eligibility conditions of Form S-3 and will do so through consummation of the Transaction. Mylan also currently meets the requirements to incorporate by reference into Form S-4. The proposed succession of New Mylan to the business and assets of Mylan arguably will not meet the requirements of either clause (a) or clause (b) of General Instruction I.A.7. We strongly believe, however, that the substance rather than the form of the Transaction should dictate New Mylan's eligibility to use Form S-3 and its ability to incorporate by reference into Form S-4.

As described in more detail under "Explanation of Transaction Structure", the Transaction is structured in a substantially similar fashion to a Holdco Structure. This structure has substantively the same effect as Mylan acquiring the Business in a holding company reorganization, similar to the structures detailed in the *GrafTech Int'l. Ltd.* and *World Access, Inc.* no-action letters that, in each case, involved a holding company reorganization and the acquisition of a private company or companies thereafter. Mylan also could have chosen to effect the Transaction by simply acquiring the Business under an asset purchase agreement. Under this alternative acquisition structure, where there would be no "succession" within the meaning of Rule 12g-3(a), the Mylan common stock would remain registered under the Exchange Act, Mylan would retain its reporting history for all purposes and, as a result, Mylan would remain eligible to use Form S-3. Under both structures, however, (a) the business to be operated following the transaction, on a consolidated basis, would be identical; (b) the publicly-reported information concerning the Business, the transaction, and the combined business of Mylan and the Business would be identical; and (c) the ultimate outcome of the transaction from an ownership perspective would be identical —upon consummation of the transaction, the former Mylan shareholders and Abbott affiliates would own approximately 78% and 22%, respectively, of the shares of the combined business. Additionally, under both structures, Mylan would be the accounting acquirer of the Business for purposes of U.S. generally accepted accounting principles.

As a result of the structure of the Transaction, for accounting purposes, Mylan will be treated as if it were the acquirer and will be the continuing reporting entity. New Mylan is a "business combination related shell company" as defined in Rule 405 of Regulation C,[3] and based on applicable accounting guidance (including FASB Accounting Standards Codification (ASC) Topic 805, "*Business Combinations*"), Mylan is the

[3] Rule 405 of Regulation C defines a "shell company" as an entity "that has no or nominal operations and either: (a) no or nominal assets, (b) assets consisting solely of cash and cash equivalents, or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets." Rule 405 also defines a "business combination related shell company" as a shell company that is "[f]ormed by an entity that is not a shell company solely for the purpose of completing a business combination transaction . . . among one or more entities other than the shell company, none of which is a shell company." We note that, to date, New Mylan has not conducted any material activities other than those incident to its formation and the matters contemplated by the Business Transfer Agreement and that, as of December 31, 2014, New Mylan had total assets of $1,000,075,011.00, all of which consisted solely cash and cash equivalents and nominal other assets.

accounting acquirer.[4] The Financial Reporting Manual (the "FRM") of the Commission's Division of Corporation Finance provides that "[i]f a shell company acquires an operating entity in a transaction accounted for as the acquisition of a shell company by the operating entity (*i.e.*, shell company is the legal acquirer, but the accounting acquiree) the transaction is a reverse recapitalization of the operating entity . . . ." *See FRM Section 2005.7.* The FRM further provides that:

> "For accounting purposes, *the legal acquiree is treated as the continuing reporting entity* that acquired the registrant (the legal acquirer). Reports filed by the registrant after a . . . reverse recapitalization should parallel the financial reporting required under GAAP — *as if the accounting acquirer were the legal successor to the registrant's reporting obligation as of the date of the acquisition.*" *See FRM Section 12210.1 [emphasis added].*

In light of this analysis, it is my opinion as counsel that New Mylan can take into account the activities, reporting history and status of Mylan prior to the consummation of the Merger in determining whether New Mylan meets the eligibility requirements of Form S-3 and to incorporate by reference into Form S-4. The resulting accounting and reporting treatment of the Transaction is no different than if Mylan had chosen to structure the Transaction as a typical reverse triangular merger, with Mylan retaining its reporting history and eligibility to use Form S-3. Not permitting New Mylan to take into account Mylan's reporting history and status for determining New Mylan's Form S-3 eligibility would elevate the form of the transaction over its substance.

It is my opinion as counsel that the eligibility of New Mylan for short-form registration following the Merger is appropriate because, among other things:

- Mylan is the accounting acquirer in the Transaction;
- Mylan has been an Exchange Act reporting company since 1973, is a large accelerated filer and is currently in compliance with its reporting obligations under Section 13(a) of the Exchange Act;
- The Registration Statement and Proxy Statement filed in connection with the Transaction include detailed and extensive information concerning the Transaction, the Business, and related matters;

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[4] ASC 805-10-55-15 provides that "[a] new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer . . . ." Applying the guidance in ASC 805: (a) New Mylan should not be deemed the acquirer in the Transaction, as it is a new entity formed to effect a business combination, with no significant pre-combination activities, that did not transfer any cash, other assets or incur liabilities as consideration for the business combination; and (b) Mylan is the acquirer.

- The Transaction will not fundamentally alter the nature of the business currently being conducted by Mylan or the extent of information available to investors related to Mylan because Mylan and the Business are both engaged in the branded generic and specialty pharmaceutical business, and New Mylan's business will remain focused in the pharmaceutical industry, with specific focuses on the branded generic and specialty segments; and

- The executive officers and directors of New Mylan will be the same as the current executive officers and directors of Mylan.

Moreover, the purpose of short-form registration is to eliminate unnecessary duplicative disclosure while ensuring that securityholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We believe that there would be no meaningful difference between the disclosure available to investors in Form S-3 filed by New Mylan and the disclosure available in Form S-1. Specifically, any Form S-3 filed by New Mylan prior to the filing of its initial Annual Report on Form 10-K will incorporate by reference:

- The Form 8-K filed by New Mylan reporting consummation of the Transaction which will include the financial statements and pro forma information required under Item 9.01 of Form 8-K;

- Exchange Act filings by Mylan containing all financial information required by Regulation S-X for periods prior to consummation of the Transaction as well as detailed information concerning Mylan's business and management's discussion and analysis of Mylan's financial condition and results of operations;

- The portions of the Registration Statement containing all financial information required by Regulation S-X for the Business and the historic management's discussion and analysis of the Business's financial condition and results of operations, as well as detailed information concerning the Business; and

- The portions of the Registration Statement containing pro forma financial information of New Mylan's risk factors and descriptions of its business and New Mylan's ordinary shares.

In each case, the line item disclosure requirements of Form S-1 would be addressed and the financial statement filing requirements would be the same.

In addition, as noted by the Commission in the 1982 Integrated Disclosure System Release (Release No. 33-6383), short-form registration is appropriate when there exists "widespread following in the marketplace". Mylan is widely followed by investors and analysts, has a total market capitalization of approximately $21.3 billion, as of December 24, 2014, has a trading volume approaching an average of 4.1 million shares per day, and has been an Exchange Act reporting company for over 40 years. We believe that widespread investor and analyst following will continue for New Mylan. The purpose of short-form registration is to also "enhance [a company's] ability to access the public securities markets" as described by the Commission in Securities Act Release No. 33-8878. Indeed, if Mylan lost its reporting history (in the form of New Mylan), it could seriously and adversely affect its ability to opportunistically access the capital markets, a penalty that should not result from a focus on the form, rather than the substance, of the Transaction.

Permitting New Mylan to take into account Mylan's activities reporting history and status prior to the Merger for determining New Mylan's Form S-3 eligibility would be consistent with the Staff's positions in the *Endo Health Solutions*, *Tower Group Inc.*, *Jazz Pharmaceuticals*, and *Graftech Int'l Ltd.* no-action letters. In those letters, former shareholders of the Exchange Act-reporting acquiror were expected to hold approximately 77%, 76%, 77%, and 83% respectively of the combined company's shares. Immediately following consummation of the Transaction, the percentage ownership by former Mylan stockholders of the outstanding New Mylan's ordinary shares will be on a substantially similar level (approximately 78%) as was the case in the cited no-action letters.

Accordingly it is my opinion as counsel that, after consummation of the Transaction, New Mylan can take into account the activities, reporting history and status of Mylan prior to the Merger in determining whether New Mylan meets the eligibility conditions of Form S-3, and in determining whether New Mylan meets the requirements for use of Form S-3 as such phrase is used in the General Instructions of Form S-4. Therefore assuming New Mylan meets all of the other requirements for the use of Form S-3, New Mylan should be eligible immediately upon consummation of the Transaction to use Form S-3 and to incorporate by reference into Form S-4. The Staff has taken similar positions with respect to the satisfaction of the eligibility conditions of Form S-3 and the ability to incorporate by reference into Form S-4 in the context of transactions similar to the Transaction. *See, e.g., Eteris B.V., Applied Materials, Inc. and Tokyo Electron Limited, (available September 29, 2014), Endo Health Solutions Inc., supra, Perrigo Co., supra, Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, Inc. (December 7, 2012), Eaton Corp., supra, Pentair, Inc. (available September 20, 2012), Jazz Pharmaceuticals, Inc., supra, Galileo Holding Corp., supra, Duke Energy Corp. (March 30, 2006), Friedman, Billings, Ramsey Group Inc. (March 25, 2003), ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, and NSTAR, supra.*

(c) Rule 144

Affiliates of New Mylan who desire to sell New Mylan ordinary shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. The purpose of

Rule 144(c)(1) is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Immediately after the Merger, New Mylan will have satisfied each of the requirements of Rule 144(c)(1), except that it will not have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days. For the reasons set forth above under "Availability of Forms S-3 and S-8 and Ability to Incorporate by Reference into Form S-4", we believe that Mylan's reporting history should be taken into account for purposes of determining whether New Mylan satisfies the Rule 144(c)(1) eligibility requirements since strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of Rule 144(c)(1) in light of the comprehensive disclosures in reports filed by Mylan and the Registration Statement and any Exchange Act reports to be filed by New Mylan after the closing of the Merger. As noted earlier, the Registration Statement also includes, but is not limited to, extensive and detailed descriptions of the Business and historical financial statements and information for the Business. Following the completion of the Transaction, information concerning the Business will be included in the reports New Mylan will be obligated to file under the Exchange Act. In these circumstances, we believe that there will be information available covering New Mylan that is both adequate and current for purposes of Rule 144(c)(1). The Staff has taken similar positions in the context of various holding company reorganizations and similar transactions. *See, e.g., Endo Health Solutions Inc., supra, Perrigo Co., supra, Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, supra, Eaton Corp., supra, GrafTech Int'l. Ltd., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation (available September 26, 2008), Dollar Tree Stores, Inc., supra, Reliant Energy, Inc, supra, Northwest Airlines Corp., supra, and World Access, Inc., supra.* Although the proposed Transaction contemplates the acquisition of a carve-out business of a public company, it is substantially similar to the transactions described in the no-action letters cited above, and the fact that the Business does not have securities registered under the Exchange Act should not prevent New Mylan from taking into account Mylan's reporting history under the Exchange Act prior to the Merger to determine whether New Mylan has complied with the current public information requirements of Rule 144(c)(1) following the Merger, particularly given the detailed information that is and will continue to be available regarding the Business.

Based on the foregoing, I respectfully request that the Staff concur with my opinion as counsel that Mylan's reporting history under the Exchange Act prior to the Merger may be taken into account in determining whether New Mylan has complied with the current public information requirements of Rule 144(c)(1) following the Merger.

(d) Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b)

Rule 174(b) under the Securities Act provides that dealers need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of a registration statement. As noted earlier, Mylan is currently a reporting company under the Exchange Act. Because New Mylan will, immediately following consummation of the Transaction, have, on a consolidated basis, the same assets, liabilities, business and operations of Mylan and the Business immediately prior to consummation of the

Transaction, New Mylan will be the successor-in-interest to Mylan and the Business. Accordingly, it is my opinion as counsel that dealers of New Mylan ordinary shares should be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the Securities Act. The Staff has taken similar positions with respect to Section 4(a)(3) in the context of transactions similar to the Transaction. *See, e.g., Eteris B.V., Applied Materials, Inc. and Tokyo Electron Limited, supra, Endo Health Solutions Inc., supra, Perrigo Co., supra, Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, LIN TV Corp. (available April 30, 2013), Eaton Corp., supra, Galileo Holding Corp., supra, Duke Energy Corp., supra, Friedman, Billings, Ramsey Group Inc., supra, ConocoPhillips, supra, AOL Time Warner Inc., supra, and NSTAR, supra.*

* * *

For the reasons set forth above, we respectfully request the concurrence of the Staff with each of our conclusions set forth in this letter. We appreciate your prompt attention to this matter and are happy to answer any questions or discuss any of these points further to the extent you would find that helpful. Please feel free to call our outside counsel, Thomas E. Dunn, Aaron M. Gruber, and Kimberley S. Drexler, of Cravath, Swaine & Moore LLP, at (212) 474-1108, (212) 474-1456, and (212) 474-1434, respectively, if there is anything further we can do to assist you in your consideration of this request. If your conclusions differ from ours, we would appreciate your contacting us prior to responding in writing to this letter so that we may understand your views and clarify our own.

Regards,



Bradley L. Wideman
Vice President, Associate General Counsel,
Securities and Assistant Secretary, Mylan Inc.

cc: John D. Sheehan, Mylan
Joseph F. Haggerty, Mylan
Mark Nance, Mylan
Thomas E. Dunn, Cravath
Aaron M. Gruber, Cravath
Kimberley S. Drexler, Cravath

EXHIBIT A

Pre-Transaction Structure*


Mylan Stockholders
Mylan
New Mylan
Merger Sub
Abbott
The Business

Post-Transaction Structure*


Former Mylan stockholders ~78%
Abbott ~22%
New Mylan
Mylan
The Business

* Hash marks in these diagrams denote indirect ownership.